SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RECON TECHNOLOGY, LTD.
(Name of Issuer)

Ordinary Shares, $0.0925 par value per share
(Title of Class of Securities)

G7415M124
(CUSIP Number)

April 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7415M124	13D/A	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Shenping Yin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: P. R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 648,303 Shares(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 648,303 Shares(1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,303 Shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.86%(2)
14.	TYPE OF REPORTING PERSON IN

1. Consists of (i) 634,970 ordinary shares; plus (ii) 13,333 ordinary shares issuable to the Reporting Person upon exercise of stock options granted to him. These numbers reflect a 1-for-5 reverse stock split of the Issuer’s ordinary shares, effective December 27, 2019 (the “Reverse Stock Split”).

2. Based on the sum of (i) 4,611,720 ordinary shares outstanding as of April 2, 2020; plus (ii) 429,721 ordinary shares issuable upon exercise of stock options. These numbers reflect the Reverse Stock Split.

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Introductory Statement

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by Shenping Yin as the Reporting Person on April 23, 2018. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the events described in Item 4 of this Amendment below.

Item 1.    Security and Issuer.

This Amendment on Schedule 13D relates to the ordinary shares, $0.0925 par value per share (“Shares”), of Recon Technology, Ltd., a Cayman Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Room 1902, Building C, King Long International Mansion, No. 9 Fulin Road, Beijing 100107, China.

Item 2.    Identity and Background.

(a)           This Amendment is being filed by Mr. Shenping Yin, a PRC citizen (“Mr. Yin” or the “Reporting Person”).

(b)           Mr. Yin’s principal business address is Room 1902, Building C, King Long International Mansion, No. 9 Fulin Road, Beijing 100107, China.

(c)           Mr. Yin is an entrepreneur. Mr. Yin has been the Chief Executive Officer and a director since the Issuer’s inception. In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in China, and has been the Chief Executive Officer since that time. Prior to founding Nanjing Recon, Mr. Yin served as a sales manager for Fujian Haitian Network Company from 1992 through 1994. Mr. Yin has founded and operated a number of companies engaged in the IT industry including: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997) and Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000).

(d)           Mr. Yin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           Mr. Yin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Yin is a Chinese citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

On December 27, 2019, the Issuer effected a 1-for-5 reverse stock split of its ordinary shares (the “Reverse Stock Split”). Unless noted otherwise, all references to share amounts in this Amendment reflect the Reverse Stock Split.

Mr. Yin filed the original SC 13D on April 23, 2018. Since April 24, 2018, Mr. Yin received 89,333 Shares from the Issuer under various stock incentive plans and as consideration of his services to the Issuer.

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Item 4.      Purpose of the Transaction.

Since April 24, 2018, Mr. Yin acquired an aggregate of 89,333 Shares under various stock incentive plans and as consideration of his services to the Issuer.

As the Chief Executive Officer and a director since the Issuer, Mr. Yin may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Other than as set forth in this Schedule 13D, Mr. Yin has no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that Mr. Yin may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.      Interest in Securities of the Issuer.

(a)           As of April 2, 2020, Mr. Yin may be deemed to have beneficial ownership of the aggregate 648,303 Shares, or approximately 12.86% of the Issuer’s total Shares outstanding. The foregoing percentage is calculated based on 4,611,720 ordinary shares issued and outstanding as of April 2, 2020 and all options exercisable to  acquire 429,721 Shares.

(b)           Mr. Yin may be deemed to have sole voting and dispositive power with respect to the aggregate 648,303 Shares.

(c)           As of April 2, 2020, and within the sixty-day period prior thereto, no transactions involving the Issuer’s Shares had been engaged in by Mr. Yin other than as disclosed herein.

(d)           Other than Mr. Yin, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Issuer covered by this Schedule 13D.

(e)           Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of Mr. Yin, except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Mr. Yin and any other person, in each case with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.      Material to be Filed as Exhibits.

Exhibit	Description

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 2, 2020

By:	/s/ Shenping Yin
Shenping Yin

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